Exhibit 99.1

Gazit Globe Ltd.

March 7, 2018

Research Update

Rating On Secured Bond Series Raised To ‘ilAA’, Rating On Unsecured Bond Series Affirmed At ‘ilAA-’, Following Implementation Of Recovery Rating Criteria

Primary Credit Analyst

Evgeni Silishtian, 972-3-7539733 evgeni.silishtian@spglobal.com

Secondary Credit Analyst

Gil Avrahami, 972-3-7539719 gil.avrahami@spglobal.com

Please note that this translation was made for convenience purposes and for the company’s use only and under no circumstances shall obligate S&P Global Ratings Maalot. The translation has no legal status and S&P Global Ratings Maalot does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on March 7, 2018, the Hebrew version shall apply.

Research Update	March 7, 2018 | 1

Gazit Globe Ltd.

Research Update

Rating On Secured Bond Series Raised To ‘ilAA’, Rating On Unsecured Bond Series Affirmed At ‘ilAA-’, Following Implementation Of Recovery Rating Criteria

Following the implementation of our recovery rating criteria, S&P Maalot hereby announces it has raised the rating on the bond series secured by liens on real estate assets (Series J) by Gazit Globe Ltd. (ilAA-/Stable) to ‘ilAA’ from ‘ilAA-’, and affirmed the ‘ilAA-’ rating on Gazit Globe’s unsecured bond series (Series C,D,I,K,L,M).

For additional information about the company’s issuer rating and for additional regulatory requirements, see our rating report dated August 2, 2017.

Recovery Analysis

Key analytical factors

●	Following the initial implementation of our recovery rating criteria for corporate issuers, we are examining the recovery expectations of the various bond series in the case of a hypothetical default.

●	We are assigning Gazit Globe’s bond series secured by liens on real estate assets (Series J) an ‘ilAA’ rating, one notch above the issuer rating. The recovery rating for this series is ’2’, reflecting our assessment that in a hypothetical default scenario, the recovery rate would be 70%-90% (at the higher end of the range). Our recovery rating assessment is underpinned, among other things, by an expected decrease in the value of the encumbered assets on the path to default.

●	We are assigning Gazit Globe’s bond series unsecured by liens on real estate assets (Series C,D,I,K,L,M) an ‘lAA-’ rating, identical to the issuer rating. The recovery rating for these series is ’4’, reflecting our assessment that in a hypothetical default scenario, the recovery rate would be 30%-50% (at the middle of the range). Our recovery rating assessment is underpinned, among other things, by the payments waterfall given the creditors priority.

Simulated default assumptions

●	Year of default: 2023

●	Deep recession in the countries Gazit Globe operates in, reflected, among other things, by a sharp decrease in private consumption. Simultaneously, increased competitive pressure in the retail sector, mainly from e-commerce, and decreased demand for commercial space. These trends will lead to a decrease in rent and occupancy rates as well as a significant drop in asset values.

●	Gazit Globe will continue operating as a going concern, an assessment supported by the locations of its assets, which will help it refinance some of its obligations.

●	The value of assets directly held by the company will decrease by 40% given their quality, competitive pressure in the retail sector, and the need for quick realization.

www.maalot.co.il	March 7, 2018 | 2

Gazit Globe Ltd.

●	The value of investments in public subsidiaries (the value of Gazit Globe’s share in REG, FCR, CTY and ATR) will decrease by 50%, given the wide geographical spread, the quality of held companies, the shares’ tradability and expected volatility during recession.

●	During the hypothetical deterioration of the company, we assume that 85% of the committed credit facilities guaranteed mostly by liens on public subsidiaries shares held by Gazit Globe will be outstanding (as of September 30, 2017, unused committed facilities of the company and its fully owned subsidiaries amount to about NIS 3.2 billion).

Simplified waterfall

●	Gross discrete asset value as going concern: about NIS 11.2 billion.

●	Administrative costs: 3%

●	Net value available to secured creditors: about NIS 10.8 billion

●	Debt claims secured by real estate assets: about NIS 6.6 billion (bank loans and secured bond series)*

●	Secured debt recovery expectation (Series J): 70%-90%

●	Net value available to unsecured creditors: about NIS 4.2 billion

●	Unsecured debt claims: about NIS 9.8 billion (loans from institutional investors and unsecured bond series)*

●	Unsecured debt recovery expectation (Series C,D,I,K,L,M): 30%-50%

*All debt amounts include six months’ prepetition interest.

Mapping Recovery Percentage To Recovery Ratings – Group A Jurisdiction

For issuers with a speculative-grade issuer credit rating

		Nominal recovery expectations
Recovery rating*	Recovery description	Greater than or equal to	Less than	Issue rating notches relative to ICR
1+	Highest expectation, full recovery	100%	N/A	+3 notches
1	Very high recovery	90%	100%	+2 notches
2	substantial recovery	70%	90%	+1 notches
3	Meaningful recovery	50%	70%	0 notches
4	Average recovery	30%	50%	0 notches
5	Modest recovery	10%	30%	-1 notches
6	Negligible recovery	0	10%	-2 notches

www.maalot.co.il	March 7, 2018 | 3

Gazit Globe Ltd.

Related Criteria And Research

●	Use Of CreditWatch And Outlooks, September 14, 2009

●	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012

●	Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of ‘D’ And ‘SD’ Ratings, October 24, 2013

●	Group Rating Methodology, November 19, 2013

●	Corporate Methodology: Ratios And Adjustments, November 19, 2013

●	Corporate Methodology, November 19, 2013

●	Country Risk Assessment Methodology And Assumptions, November 19, 2013

●	Methodology: Industry Risk, November 19, 2013

●	National And Regional Scale Credit Ratings, September 22, 2014

●	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

●	Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016

●	S&P Global Ratings’ National And Regional Scale Mapping Tables, August 14, 2017

●	Key Credit Factors For The Real Estate Industry, February 26, 2018

●	S&P Global Ratings Definitions, August 18, 2016

www.maalot.co.il	March 7, 2018 | 4

Gazit Globe Ltd.

Rating Details (As of 7-March-2018)

Gazit Globe Ltd.
Issuer rating(s)
Local Currency LT	ilAA-/Stable

Issue rating(s)
Senior Secured Debt
Series J	ilAA

Senior Unsecured Debt
Series C,D,I,K,L,M	ilAA-

Issuer Rating history
Local Currency LT
09-May-2013	ilAA-/Stable
15-May-2012	ilA+/Stable
01-Aug-2011	ilA+/Positive
30-June-2010	ilA+/Stable
03-May-2009	ilA+/Negative
16-April-2009	ilAA-
12-Feb-2009	ilAA-/Negative
03-Aug-2008	ilAA-/Stable
23-March-2008	ilAA/Watch Pos
28-Feb-2007	ilAA/Stable
21-Nov-2006	ilAA/Negative
14-April-2005	ilAA
21-Jan-2004	ilAA-
01-Dec-2001	ilA+

Other Details
Time of the event	07/03/2018 09:10
Time when the analyst first learned of the event	07/03/2018 09:10
Rating requested by	Issuer

www.maalot.co.il	March 7, 2018 | 5

Gazit Globe Ltd.

Credit Rating Surveillance

S&P Maalot is the commercial name of S&P Global Ratings Maalot Ltd. S&P Maalot conducts surveillance activities on developments which may affect the creditworthiness of issuers and specific bond series which it rates, on an ongoing basis. The purpose of such surveillance is to identify parameters which may lead to a change in the rating.

All rights reserved © No content (including ratings, credit-related analyses and data, valuations, model, software or other application or output therefrom) or any part thereof (Content) may be modified, reverse engineered, reproduced or distributed in any form by any means, or stored in a database or retrieval system, without the prior written permission of S&P Maalot Ltd. or its affiliates (collectively, S&P). S&P and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively S&P Parties) do not guarantee the accuracy, completeness, timeliness or availability of the Content. S&P Parties are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, for the results obtained from the use of the Content, or for the security or maintenance of any data input by the user. The Content is provided on an “as is” basis.

In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the Content even if advised of the possibility of such damages.

Credit-related and other analyses, including ratings, and statements in the Content are statements of opinion as of the date they are expressed and not statements of fact. S&P’s opinions, analyses, and rating acknowledgment decisions (described below) are not recommendations to purchase, hold, or sell any securities or to make any investment decisions, and do not address the suitability of any security. S&P assumes no obligation to update the Content following publication in any form or format. The Content should not be relied on and is not a substitute for the skill, judgment and experience of the user, its management, employees, advisors and/or clients when making investment and other business decisions. S&P does not act as a fiduciary or an investment advisor except where registered as such. While S&P has obtained information from sources it believes to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain nonpublic information received in connection with each analytical process. S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P’s public ratings and analyses are made available on S&P Maalot’s website, www.maalot.co.il, and S&P Global’s website, www.standardandpoors.com and may be distributed through other means, including via S&P publications and third-party redistributors.

www.maalot.co.il	March 7, 2018 | 6